Second Quarter Report as of June 30, 2004

Abbreviations

Dynamic Oil & Gas, Inc. is a Canadian-based energy company engaged in the production and exploration of western Canada’s natural gas and oil reserves. We own working interests in producing and early-stage exploration properties located in various areas of southwestern and northeastern British Columbia and central Alberta.

Dynamic’s common shares trade on The Toronto Stock Exchange under the symbol “DOL” and on the NASDAQ under the symbol “DYOLF”.

bbl or bbls	barrel or barrels
mcf	thousand cubic feet
bbl/d	barrels per day
mcf/d	thousand cubic feet per day
mbbl	thousand barrels
mmcf	million cubic feet
bcf	billion cubic feet
boe	barrels of oil equivalent (6 mcf = 1 bbl)
mmcf/d	million cubic feet per day
boe/d	barrels of oil equivalent per day
NGL's	natural gas liquids
mboe	thousand barrels of oil equivalent

SECOND QUARTER REPORT AS OF JUNE 30, 2004

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following should be read in conjunction with our Financial Statements and the Notes thereto included in this Interim Report. The Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Unless otherwise noted, tabular amounts are in thousands of Canadian dollars, and sales volumes, production volumes and reserves are before royalties. We have presented our working interest before royalties, as we measure our performance on this basis, which is consistent with other Canadian oil and gas companies.

For ease of reading, we refer throughout this discussion and analysis to the periods reported as follows:

Periods Reported	2004	2003
April 1 to June 30, referred to as	2004-Q2	2003-Q2
January 1 to June 30, referred to as	2004-Half	2003-Half
January 1 – March 31, referred to as	2004-Q1	2003-Q1

Due to our early adoption of certain changes in accounting policies retroactively to December 31, 2003, we have restated 2003-Q2 and 2003-Half for comparative purposes (see note 2 to our Financial Statements).

EXECUTIVE OVERVIEW

Key Measures for the Comparative Periods Presented
($ 000's unless otherwise stated)	2004-Q2	2003-Q2	2004-Half	2003-Half
Gross revenues	10,320	10,924	21,295	25,232
Cash flow from operations (1)(2)	4,877	5,434	10,626	12,025
Cash flow from operations
per share ($/share) (1)(2)	0.21	0.26	0.45	0.58
Net earnings (loss) (2)	413	1,149	(375	4,543
Net earnings (loss) per share
($/share) (2)	0.02	0.05	(0.02	0.22
Daily average production
(boe/d)	2,996	3,207	3,191	3,322
Total production (mboe)	273	292	581	601
Capital investment (includes
exploration expenses)	5,321	6,212	17,844	12,344
Net debt (3)	14,899	15,902	14,899	15,902
Net debt to cash flow
annualized (times) (4)	0.8:1	0.7:1	0.7:1	0.7:1

(1)	Cash flow from operations is a non-GAAP measure and therefore may or may not be comparable to similar measures presented by other companies. We consider it a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt.

($000's)	2004-Q2	2003-Q2	2004-Half	2003-Half
Cash provided by operating
activities (GAAP)	4,649	5,112	4,264	10,661
Changes in non-cash working capital
affecting operating
activities (GAAP)	228	322	6,362	1,364
Cash flow from operations
(non-GAAP)	4,877	5,434	10,626	12,025

(2)	2003-Q2 and 2003-Half restated per note 2 to our Financial Statements.

(3)	Net debt is working capital. We have no long-term debt.

(4)	Net debt divided by cash flow from operations annualized. Annualized numbers are presented by multiplying the three-month or six-month numbers by four or two, respectively. This method, however, does not reflect actual results for the applicable extrapolated periods and as such may differ from the extrapolations generated by this calculation.

2004-Q2 vs 2003-Q2
Our daily average production of natural gas increased by 2,266 mcf/d (378 boe/d) or 20% over 2003-Q2. This was in large measure due to the recent startup of three new wells at Cypress/Chowade, one of which produces from two zones. Daily average production of natural gas from our Cypress/Chowade field as a percent of our total daily average production increased by 23% over 2003-Q2. As at 2004-Q2, production in the area was from four producing wells. In the latter half of 2004, we plan to drill two development wells and one exploration well. Longer-term, we expect our processing requirements will need to be expanded. Therefore, we are presently performing feasibility studies on certain processing alternatives, which include but may not be limited to, the possible construction of a 30 mmcf/d sour gas plant.

Daily average production of natural gas and natural gas liquids from our St. Albert field decreased by 357 boe/d or 17% due mainly to naturally-declining reservoir pressures. Crude oil production, also at St. Albert, decreased by 525 boe/d or 92% due mainly to a well that produced in 2003, but ceased production in early 2004.

Our total production in 2004-Q2 was 273 mboe compared to 292 mboe in 2003-Q2 and our total daily average production in 2004-Q2 was 2,996 boe/d compared to 3,207 boe/d in 2003-Q2. Approximately 228 boe/d was temporarily held back in 2004-Q2 due to annual maintenance shut-downs of processing plants at St. Albert. For the same reason, approximately 334 boe/d was held back in 2003-Q2.

In 2004-Q1, we reported our Fiscal 2004 target daily average and exit production rates as 3,900 boe/d and 4,400 boe/d, respectively. These rates are now revised to 3,400 boe/d and 3,700 boe/d, respectively. Such revisions are mainly due to: production losses at St. Albert from one gas well being shut in as a result of acid-gas contamination by a third-party; access restrictions to third-party processing facilities imposed by the owner-operator; and operational delays to our planned 2004 drilling program at Cypress. (For further details of our production targets, see the section entitled, "Outlook for 2004").

Our weighted average prices realized for natural gas increased marginally to $6.90 per mcf, while the weighted average prices of natural gas liquids and crude oil increased by 9% to $28.25 and by 22% to $49.57 per barrel, respectively.

Gross revenues decreased by a net of $0.6 million or 1%, to $10.3 million. Included in this net decrease were price-based variances that increased revenues by $0.7 million and volume-based variances that decreased revenues by $1.3 million. Cash flow from operations decreased by $0.6 million or 10%, to $4.9 million and net earnings decreased by $0.7 million or 64%, to $0.4 million. These decreases in cash flow and net earnings were mainly due to the same variance factors affecting gross revenues, accompanied by minimal net impact from cash and non-cash expenses.

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DYNAMIC OIL & GAS, INC.

Capital Investment Program (including Exploration Expenses) By Classification for the Comparative Periods Presented

($000's)	2004-Q2	2003-Q2	2004-Half	2003-Half
Land acquisitions	46	1,306	2,353	4,130
Drilling, completions and equipping:
Exploration	2,002	2,336	5,918	4,348
Development	1,029	1,512	1,806	2,216
Facilities and pipelining	1,771	826	4,655	1,051
Seismic	417	131	3,041	472
Other	56	101	71	127
Total	5,321	6,212	17,844	12,344

During 2004-Q2, our total capital investment was $5.3 million, of which 57% was for drilling, completion and equipping work mostly at Cypress/Chowade in northeastern British Columbia. A further 33% was invested on the construction of a 32-kilometer pipeline and related facilities to serve our Cypress/Chowade fields, and another 8% was spent on a 44 square-kilometre, 3-D seismic program at Orion, B.C.

To help fund portions of our 2004 and 2005 capital investment programs, we completed a private placement financing in 2004-Q2. The private placement closed on May 19, 2004, resulting in cash proceeds, net of fees and financing costs, of approximately $11.7 million. Upon closing, we issued 2,000,000 flow-through shares at $5.60 per share and 280,000 common shares (non-flow-through) at $4.55 per share.

The gross proceeds of the flow-through portion of the private placement must be spent on exploration-only activities by December 31, 2005. Opportunities for such investments presently exist on our natural gas properties at Cypress/Chowade and Orion in northeast British Columbia, and Wimborne in central Alberta. Net proceeds of the non-flow-through portion of the financing will be used as general working capital.

2004-Half vs 2003-Half
Total production of all products was 581 mboe versus 601 mboe and our total daily average production decreased by a net of 131 boe/d or 4%, to 3,191 boe/d. Of this net decrease, natural gas increased by 2,303 mcf/d (384 boe/d), while natural gas liquids and crude oil decreased by 10 boe/d and 505 boe/d, respectively. Explanations for these variances are consistent with those discussed above in the quarterly comparisons.

Gross revenues decreased by $3.9 million or 16%, to $21.3 million. This was the net result of the following: a $1.1 million increase in volume sales of natural gas; a $3.1 million decrease in volume sales of natural gas liquids and crude oil; and a $1.9 million net decrease due to lower weighted average prices realized in all commodities. Our cash flow from operations decreased by $1.4 million or 12%, to $10.6 million due to the same factors affecting our gross revenues, accompanied by a decrease in net cash expenses of $2.5 million.

Net earnings decreased by $4.9 million or 108%, to a loss of $0.4 million due to the same factors that affected our cash flow from operations, accompanied by a net increase in non-cash expenses of $3.5 million. Of this net increase in non-cash expenses, $3.4 million was due to exploration expenses, 64% of which related to additional costs for seismic and 36% was due to the recognition of drilling costs related to two unsuccessful exploration wells at Cypress/Chowade, compared to one at Wimborne in 2003-Half.

Apart from new land acquisitions in 2004-Q1, almost all of which were for lands at Cypress/Chowade, capital invested during 2004-Q2 was on projects that began in 2004-Q1.

PROPERTIES AND CAPITAL INVESTMENT

We follow the successful efforts method of accounting for our natural gas and crude oil activities. When it is determined that drilling has been unsuccessful in establishing commercial reserves, the costs of drilling are written off and reported as exploration expenses on our Statements of Operations and Retained Earnings (see the section entitled, "Exploration Expenses" for analysis and discussion). All other capital investment is reported as natural gas and oil interests on our Balance Sheets. The table below summarizes all our invested capital for 2004-Q2, including items added to natural gas and oil interests on our Balance Sheets and exploration expenses on our Statements of Operations and Retained Earnings.

2004-Q2

Capital Investment Program (including Exploration Expenses) By Property and Classification
		Drilling,
		Completions	Facilities
		and	and
($000's)	Land	Equipping	Pipelining	Seismic	Other	Total
Alberta
St. Albert	–	714	288	–	–	1,002
Other	16	(58)	–	(3)	–	(45)
Total Alberta	16	656	288	(3)	–	957
British Columbia
Cypress/Chowade	30	2,296	1,516	(62)	–	3,780
Orion	–	79	(33)	482	–	528
Total British Columbia	30	2,375	1,483	420	–	4,308
Other	–	–	–	–	56	56
Total	46	3,031	1,771	417	56	5,321

Land
Our investment in land during 2004-Q2 was relatively insignificant.

Drilling, Completions, Equipping, Facilities and Pipelining
During 2004-Q2, expenditures totaled $4.8 million, of which $0.9 million was in Alberta and $3.9 million was in British Columbia, incurred mainly as follows:

Alberta
St. Albert – $0.7 million was invested on recompleting three crude oil wells and two natural gas wells. We also invested $0.3 million on the optimization of our sweet gas compressor and on a capacity upgrade of our salt-water disposal facilities. Most of these projects commenced in 2004-Q1 and completed in 2004-Q2.

British Columbia
Cypress/Chowade – Of the $2.3 million recorded as drilling, completions and equipping, $2.0 million related to our 100% working interest share of costs that were incurred on a natural gas exploration well at Chowade that commenced drilling in 2004-Q1. The balance related to completion and equipping costs incurred on natural gas wells drilled at Cypress last year.

In 2004-Q1, we began construction of a 32-kilometer, 8" sales pipeline to a third-party gas plant at Sikanni. In 2004-Q2, a further $1.5 million was invested on this project. Our working interest in the pipeline is 50%.

Seismic
At Orion in northeast British Columbia, we invested a further $0.5 million in a 44 square-kilometer, 3D proprietary seismic program that commenced field activities in 2004-Q1.

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SECOND QUARTER REPORT AS OF JUNE 30, 2004

2004-Half

Land
We invested $2.4 million in land during the half, most of which was spent at Cypress/Chowade to acquire 1,134 net acres (2,268 gross).

Drilling, Completions, Equipping, Facilities and Pipelining
During 2004-Half, we invested $1.9 million at St. Albert on: drilling and recompleting three crude oil wells and two natural gas wells; optimizing our sweet gas compressor; and upgrading our salt-water disposal facilities. Also, we invested $10.5 million at Cypress/Chowade on: drilling three exploration wells, two of which were unsuccessful (30% and 50% working interest) and one of which commenced drilling in 2004-Q1 (100%); constructing a 32-kilometer, 8" sales pipeline (50%); and completing and equipping certain natural gas wells that were drilled last year. Drilling of one of the two unsuccessful wells began in late 2003.

Seismic
At Orion in northeast British Columbia, we invested $3.0 million in a 44 square-kilometer, 3D proprietary seismic program.

FINANCIAL RESULTS

Cash Flow from Operations and Net Earnings

2004-Q2 vs 2003-Q2
Cash flow from operations decreased by $0.6 million or 10%, to $4.9 million mainly due to the following variances:

Variances involving revenue

Our variance analysis below shows a net decrease of $0.6 million in cash flow from operations mainly due to:

  An increase of $1.1 million due to higher volume sales of natural gas;

  A decrease of $2.4 million due to lower volume sales of natural gas liquids and crude oil; and

  An increase of $0.7 million due to higher weighted average prices realized in all commodities.

Variances involving cash expenses

In aggregate, there was minimal net impact to our cash flow from operations that resulted from increases and decreases in the following expense categories:

  Royalties expense decreased by $1.1 million;

  Production costs increased by $0.6 million;

  Net interest expense decreased by $0.1 million; and

  Current income taxes increased by $0.6 million.

Net earnings decreased by $0.7 million or 64%, to $0.4 million mainly due to the same factors that affected our cash flow from operations as described above, accompanied by the following:

Variances involving non-cash expenses

  Amortization and depletion expense increased by $0.9 million; and

  Future income taxes and various other expenses decreased by $0.8 million.

2004-Half vs 2003-Half
Gross revenues decreased by $3.9 millio n or 16%, to $21.3 million. This was the net result of the following: a $1.1 million increase in volume sales of natural gas; a $3.1 million decrease in volume sales of natural gas liquids and crude oil; and a $1.9 million net decrease due to lower weighted average prices realized in all commodities. Our cash flow from operations decreased by $1.4 million or 12%, to $10.6 million due to the same factors affecting our gross revenues, accompanied by decreases in royalties and income taxes of $2.3 million and $1.1 million, respectively, and increases in production costs and general and administrative expenses of $0.8 million and $0.1 million, respectively.

Net earnings decreased by $4.9 million or 108%, to a loss of $0.4 million due to the same factors that affected our cash flow from operations outlined above, accompanied by a decrease in future income tax expense of $1.7 million and increases in amortization and depletion expense and exploration expense of $1.8 million and $3.4 million, respectively.

Revenue

Revenue Variances by Commodity between the Comparative Periods Presented
	2004-Q2 vs 2003-Q2			2004-Half vs 2003-Half
($000's)	Volume-	Price-		Volume-	Price-
	based	based	Total	based	based	Total
Natural gas	1,132	31	1,163	1,081	(1,755)	(674)
Natural gas liquids	(123)	116	(7)	(593)	(251)	(844)
Crude oil	(2,316)	556	(1,760)	(2,533)	114	(2,419)
Total	(1,307)	703	(604)	(2,045)	(1,892)	(3,937)

2004-Q2 vs 2003-Q2
Revenues were $10.3 million versus $10.9 million, a net decrease of $0.6 million. Of this net decrease, volume-based variances comprising $1.3 million were partially offset by price-based variances of $0.7 million.

2004-Half vs 2003-Half
Revenues were $21.3 million versus $25.2 million, a decrease of $3.9 million, of which volume-based variances comprised $2.0 million and price-based variances comprised $1.9 million.

Daily Average Production Rates and Total Production

Daily Average Production Rates by Commodity and Field, and Total Production For the Comparative Periods Presented
(Units as stated)	2004-Q2	2003-Q2	2004-Half	2003-Half
Daily average production rates
Natural gas (mcf/d)
St. Albert	7,677	9,431	8,636	9,750
Halkirk	1,091	1,151	1,101	1,194
Peavey/Morinville	505	371	510	414
Other Alberta	692	556	708	516
Cypress/Chowade,
British Columbia	3,916	106	3,276	54
Total natural gas (mcf/d)	13,881	11,615	14,231	11,928
Total natural gas (boe/d)	2,314	1,936	2,372	1,988
Natural gas liquids (bbl/d)
St. Albert	508	573	594	603
Other Alberta	4	3	4	5
Total natural gas liquids (bbl/d)	512	576	598	608
Crude oil (bbl/d)
St. Albert	169	694	220	725
Other, Saskatchewan	1	1	1	1
Total crude oil (bbl/d)	170	695	221	726
Total daily average
production (boe/d)	2,996	3,207	3,191	3,322
Total production all
products (mboe)	273	292	581	601

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DYNAMIC OIL & GAS, INC.

2004-Q2 vs 2003-Q2
Total production of all products was 273 mboe versus 292 mboe and our total daily average production was 2,996 boe/d versus 3,207 boe/d. This represented a net decrease in daily average production of 211 boe/d or 7%. Of this net decrease, natural gas increased by 2,266 mcf/d (378 boe/d), while natural gas liquids and crude oil decreased by 64 boe/d and 525 boe/d, respectively.

The increase in natural gas production was mainly due to the net difference between an increase of 3,810 mcf/d at Cypress/Chowade and a decrease of 1,754 mcf/d at St. Albert. Production from Cypress/Chowade increased due to the recent startup of three new wells. All three of these wells commenced production in 2004. The decrease in natural gas production from St. Albert was mainly due to naturally-declining reservoir pressures, a factor that also explained the corresponding decrease in the production of natural gas liquids.

During 2004-Q2, production of approximately 228 boe/d was temporarily held back due to annual maintenance shut-downs of processing plants at St. Albert. For the same reason, approximately 334 boe/d was held back in 2003-Q2.

The decrease in average daily crude oil production was mainly due to a well at St. Albert that produced in 2003, but ceased production in early 2004.

2004-Half vs 2003-Half
Total production of all products was 581 mboe versus 601 mboe. Our total daily average production decreased by a net of 131 boe/d or 4%, to 3,191 boe/d. Of this net decrease, natural gas increased by 2,303 mcf/d (384 boe/d), while natural gas liquids and crude oil decreased by 10 boe/d and 505 boe/d, respectively.

While explanations for the daily average production variances between the two periods are consistent with those discussed above, it is worthy to note that between the two periods, daily production of natural gas from St. Albert as a percent of our total daily average natural gas production decreased by 21% (from 82% to 61%) and from Cypress/ Chowade it increased by 23% (from nil to 23%).

Weighted Average Commodity Prices

Weighted Average Commodity Prices for the Comparative Periods Presented
(Units as stated)	2004-Q2	2003-Q2	2004-Half	2003-Half
Natural gas ($/mcf)	6.90	6.87	6.73	7.50
Natural gas liquids ($/bbl)	28.25	26.02	27.54	29.83
Crude oil ($/bbl)	49.57	40.70	46.39	45.33

2004-Q2 vs 2003-Q2
Our weighted average prices of natural gas increased marginally, while the weighted average prices of natural gas liquids and crude oil increased by 9% and 22%, respectively.

2004-Half vs 2003-Half
Our weighted average prices of natural gas decreased by 10% and our weighted average prices of natural gas liquids decreased by 8%. Our weighted average prices for crude oil increased by 2%.

Natural gas prices were unseasonably strong in 2003-Half and remained so during 2004-Half despite significantly higher gas inventories. Although inventories were at healthy levels, prices reflect that peak electrical generation months are yet ahead and next winter's storage outlook is yet uncertain. The crude oil market continued to yield strong prices during 2004-Half largely due to macro-economic events and geo-political uncertainties.

We estimate our natural gas liquids to be 45% natural gas-based and 55% crude oil-based. Therefore, our weighted average prices for liquids generally follow the respective trends mentioned above.

Hedging

We have no hedge positions. However, because of our product mix of natural gas, natural gas liquids and crude oil, the potential price-volatility risk that single-product pricing could have on our net earnings is reduced. Further, we vary our natural gas sales mix between AECO-spot prices and aggregator-based prices (which are, in turn, based on a blend of AECO-spot, long term and NYMEX contracts).

Royalties, Mineral Taxes and Royalty Credits

Royalties, Mineral Taxes, Provincial Royalty Credits and Unit Total Royalties for the Comparative Periods Presented
($ 000's unless otherwise stated)	2004-Q2	2003-Q2	2004-Half	2003-Half
Crown	791	1,282	1,425	2,746
Freehold and overriding	1,342	1,816	2,744	3,810
Freehold mineral taxes	213	525	650	900
Provincial royalty credits	(25)	(153)	(80)	(417)
Total royalties	2,321	3,470	4,739	7,039
Unit total royalties per boe ($)	8.51	11.89	8.16	11.71

2004-Q2 vs 2003-Q2
Total royalties were $2.3 million versus $3.5 million. Unit royalties expense decreased by $3.38 or 28%, to $8.51 per boe. Of this decrease, 64% was due to lower crude oil production at St. Albert that attracted heavier-than-average royalty obligations. The remaining 36% was mainly due to a 3% gross overriding royalty charge that was eliminated subsequent to 2003-Q2 when we acquired the royalty rights from the holders.

2004-Half vs 2003-Half
Total royalties were $4.7 million versus $7.0 million. Unit royalties expense decreased by $3.55 or 30%, to $8.16 per boe due mainly to the same reasons discussed above.

Production Costs

Production Costs and Unit Production Costs for the Comparative Periods Presented
($ 000's unless otherwise stated)	2004-Q2	2003-Q2	2004-Half	2003-Half
Production costs	2,162	1,601	3,975	3,197
Unit production costs per boe ($)	7.93	5.48	6.84	5.32

2004-Q2 vs 2003-Q2
Total production costs were $2.2 million versus $1.6 million. Unit production costs increased by a net of $2.45 or 45%, to $7.93 per boe. Of this increase, 84% was due to fees for new compression services at St. Albert and the startup at Cypress/Chowade of new production that, in the near term, is burdened with relatively high third-party transportation and processing charges. The remainder of the increase was mainly due to the effect of declining production and fixed costs.

2004-Half vs 2003-Half
Total production costs were $4.0 million versus $3.2 million. Unit production costs increased by a net of $1.52 or 29%, to $6.84 per boe. Reasons for this increase are the same as those discussed above.

Amortization and Depletion Expense (A&D)

A&D Expense and Unit A&D Expense for the Comparative Periods Presented
($ 000's unless otherwise stated)	2004-Q2	2003-Q2	2004-Half	2003-Half
Total A&D	2,812	1,890	5,852	4,075
Unit A&D expense per boe ($)	10.31	6.47	10.08	6.78

2004-Q2 vs 2003-Q2
Our total A&D expense was $2.8 million versus $1.9 million. Unit A&D

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SECOND QUARTER REPORT AS OF JUNE 30, 2004

expense increased by a net of $3.84 or 59%, to $10.31 per boe. Variances in capital-to-reserve ratios between the two comparative periods accounted for 46% of the unit increase and a further 40% was due to additional depletion related to the July 7, 2003 repurchase of gross overriding royalty interests that previously burdened our total current and future production by 3%. The balance of the increase was mainly due to amortization of new petroleum and natural gas rights that were acquired since 2003-Q2.

2004-Half vs 2003-Half
Our total A&D expense was $5.9 million versus $4.1 million. Unit A&D expense increased by a net of $3.30 or 49% to $10.08 per boe. Of this increase, 49% resulted from the additional depletion related to the acquisition of gross overriding royalty interests discussed above. A further 32% was due to variances in capital-to-reserve ratios and the balance was mainly due to amortization of our increased leasehold base.

Exploration Expenses

Exploration Expenses and Unit Exploration Expenses for the Comparative Periods Presented
($ 000's unless otherwise stated)	2004-Q2	2003-Q2	2004-Half	2003-Half
Drilling (1)	381	555	1,845	654
Seismic data activity	417	131	3,041	869
Other	137	162	265	222
Total exploration expenses	935	848	5,151	1,745
Unit exploration expenses
per boe ($)	3.43	2.90	8.87	2.90

(1)	We follow the successful efforts method of accounting, whereby costs of drilling an unsuccessful well are expensed when it becomes known the well did not result in a discovery of proved reserves.

2004-Q2 vs 2003-Q2
Total exploration expenses were $0.9 million versus $0.8 million. Unit exploration expenses increased by a net of $0.53 or 18%, to $3.43 per boe. This net increase was mostly due to additional costs related to our share of a 44 square-kilometer, 3D proprietary seismic program at Orion that commenced in 2004-Q1. While there were no unsuccessful drilling attempts recognized in 2004-Q2, drilling expenses of $0.4 million related to a dry hole at Cypress/Chowade that was first reported in 2004-Q1. Drilling expenses of $0.6 million in 2003-Q2 related to a drilling attempt at Wimborne that was unsuccessful.

2004-Half vs 2003-Half
Total exploration expenses were $5.2 million versus $1.7 million. Unit exploration expenses increased by $5.97 or 206%, to $8.87 per boe. The large seismic program at Orion discussed above, compared to our share of a smaller, multi-client, 3D shoot/purchase at Wimborne in 2003-Q1 accounted for 64% of the increase between periods. The remaining 36% was due to the recognition in 2004-Half of our share of drilling costs related to two unsuccessful exploration wells at Cypress/Chowade compared to the drilling attempt at Wimborne discussed above. One of the two Cypress/Chowade exploration wells commenced drilling in late 2003.

Interest Expense – Net

Net Interest Expense and Unit Net Interest Expense for the Comparative Periods Presented
($ 000's unless otherwise stated)	2004-Q2	2003-Q2	2004-Half	2003-Half
Net interest expense	128	210	307	350
Unit net interest expense
per boe ($)	0.47	0.72	0.53	0.58

2004-Q2 vs 2003-Q2
Net interest expense was $0.1 million versus $0.2 million. The average daily balance of our bank operating facility decreased by $2.1 million or 15%, to $12.2 million and the closing balance was $8.7 million. On May 18, 2004, our facility balance was $19.3 million and on May 19 it decreased by $11.7 million. This amount represented proceeds, net of fees and expenses, resulting from the closing on that date of a private-placement financing agreement wherein we sold 2,000,000 flow-through shares at a price of $5.60 per share and 280,000 non-flow-through shares at a price of $4.55 per share (see note 3[a] to our Financial Statements for further details).

The effective interest rates applicable to our borrowings in 2004-Q2 and 2003-Q2 were 4.2% and 5.4%, respectively.

2004-Half vs 2003-Half
Net interest was $0.3 million versus $0.4 million. The effective interest rates applicable to our borrowings in 2004-Half and 2003-Half were 4.4% and 4.2%, respectively.

General and Administrative Expenses (G&A)

G&A Expenses and Unit G&A Expenses for the Comparative Periods Presented
($ 000's unless otherwise stated)	2004-Q2	2003-Q2	2004-Half	2003-Half
General and administrative	1,111	1,100	1,968	1,830
Per boe ($)	4.08	3.77	3.39	3.04

2004-Q2 vs 2003-Q2
Our G&A expenses were essentially unchanged between periods. However, unit G&A expenses increased by $0.31 or 8%, to $4.08 per boe. The majority of this increase was due to higher insurance premiums and the need for increased outside professional services related to legal, geological, engineering, health, safety and environmental.

2004-Half vs 2003-Half
Total G&A expenses were $2.0 million versus $1.8 million. Unit G&A expenses increased by $0.35 or 12%, to $3.39 per boe. In addition to the items discussed in the quarterly comparison above, other increases to unit G&A expenses during 2004-Half were adjustments to certain senior management salaries and stock-based compensation.

Income Tax Expense

We use the liability method of tax allocation in accounting for income taxes. Future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially-enacted rates and laws that will be in effect when the differences are expected to reverse.

Current and Future Income Tax Expenses (Recoveries) for the Comparative Periods Presented
($000's)	2004-Q2	2003-Q2	2004-Half	2003-Half
Income tax expense (recovery)
Current	(52)	(672)	(52)	1,012
Future	464	1,303	(322)	1,394
Total	412	631	(374)	2,406

2004-Q2 vs 2003-Q2, and 2004-Half vs 2003-Half
Total income taxes of $0.4 million were expensed in 2004-Q2 compared to $0.6 million in 2003-Q2. In 2004-Half, income taxes of $0.4 million were recovered compared to $2.4 million expensed in 2003-Half.

The above amounts were consistent with our pre-tax earnings. Our income tax recovery in 2004-Half reflects declining future income tax rates and the deductibility/non-deductibility of resource allowances and crown payments, respectively.

6

DYNAMIC OIL & GAS, INC.

OUTLOOK FOR 2004

In 2004-Q1, we reported our Fiscal 2004 target daily average and exit production rates as 3,900 boe/d and 4,400 boe/d, respectively. These rates are now revised to 3,400 boe/d and 3,700 boe/d, respectively. Such revisions are mainly due to the following approximations and factors:

  A decrease of 100 boe/d – due mostly to production losses at St. Albert from one gas well being shut in as a result of acid-gas contamination by a third-party; and

  A decrease of 400 boe/d – due to access restrictions to third-party processing facilities imposed by the owner-operator and operational delays to our planned 2004 drilling program at Cypress.

Our revised production targets do not include potential increases resulting from exploration work being conducted in the latter half of 2004 on the following undeveloped properties:

Wimborne, Alberta – three exploration gas wells have been budgeted. Wells in the area have an estimated resource potential of eight bcf with approximate production rates ranging from four – six mmcf/d. Each of our wells is expected to be at a 50% working interest. Third-party transportation and processing facilities are in close proximity and, subject to regulatory approvals and third-party negotiations, any new discoveries could be tied-in by late 2004.

Cypress/Chowade, British Columbia – four exploratory gas wells were budgeted in 2004. Three have been drilled and the fourth is scheduled for the fourth quarter of 2004. Of the three wells drilled, one has been cased and two were previously reported as unsuccessful. Based on nearby wells, our estimated resource potential of wells in the area ranges between three and five bcf per zone, and approximate production rates range between one – five mmcf/d per zone. Three wells were budgeted at 30% and one at 100% working interest.

Orion, British Columbia – two exploration gas wells that were budgeted at 100% have been drilled and are currently being evaluated. One well targeted the Slave Point structure and the other targeted the Bluesky. Information from other wells in the area indicate that a Slave Point well could encounter an estimated pool size of 25 bcf and produce between five – ten mmcf/d. Similar information on several producing offset Bluesky wells suggests estimated pool sizes of 12 bcf and production of one – three mmcf/d per well. If successful, tie-ins are subject to regulatory approvals, winter access-only conditions, availability of equipment, and negotiation of third-party transportation and processing.

As at June 30, 2004, the three undeveloped properties above accounted for 69,633 net acres (119,678 gross). This represented 67% of our total undeveloped net acreage and 56% of our total overall net developed and undeveloped acreage. Our commitment to these areas remains strong, particularly in northeast British Columbia where we have 60,438 net acres (110,003 gross) of undeveloped acreage. As an example, we have identified more than 30 potential exploration and development locations on B.C. company-owned lands.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

Our capital resources at the end of 2004-Q2 consisted of cash flow from operations, cash provided by the exercise of stock options, available lines of bank credit and net cash proceeds provided from the issuance of equity by way of a private placement. The private placement closed on May 19, 2004, resulting in cash proceeds, net of fees and financing costs, of approximately $11.7 million. Upon closing, we issued

2,000,000 flow-through shares at $5.60 per share and 280,000 common shares (non-flow-through) at $4.55 per share (see note 3[a] to our Financial Statements for further details).

The gross proceeds of the flow-through private placement must be spent on exploration-only activities by December 31, 2005. Opportunities for such investments presently exist on our natural gas properties at Wimborne, Cypress/Chowade and Orion. Net proceeds of the non-flow-through portion of the financing will be used as general working capital.

Based on our forecast of strong commodity prices, supported by our May 19 private placement financing and our bank loan facility, we expect to meet our 2004 cash requirements. Consistent with our stated strategy for growth through full-cycle exploration and development, we may seek, from time-to-time as warramted, term debt to finance long-life facilities, equity to fuel accelerated project exploration plans and adjustments to our capital spending budget to best meet cash availability.

Financing activities – As at June 30, 2004, our revolving, demand bank loan facility was $25.0 million, $8.7 million of which was outstanding. Interest on this facility is at prime plus 3/8%, plus a standby fee on unused credit of 1/8%.

Working capital – Changes in our working capital and net debt levels are primarily dependent upon our cash flow from operations, the amount of our capital expenditures and exploration expenses, the timing of incurred field activities, and external sources of financiing.

Our 2004-Q2 and 2004-Half net debt levels reflect an annualized net debt-to-cash-flow ratio of 0.8:1 and 0.7:1, respectively. This compares with 0.7:1 for both 2003-Q2 and 2003-Half.

CHANGES IN ACCOUNTING POLICIES

At December 31, 2003, we adopted the amended standard of accounting for stock-based compensation as required by CICA Handbook section 3870, "Stock-based compensation and other stock-based payments" (CICA 3870). The amended standard has an expanded requirement to apply the fair-value based method of accounting for all stock-based payments, direct awards of stock and awards that call for settlement in cash and other assets. Under the fair-value based method, compensation costs attributable to all share options are measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. We have applied the changes retroactively and restated the prior period for comparative purposes.

At December 31, 2003, we retroactively adopted the new standard of accounting for asset retirement obligations as required by CICA Handbook 3110, Asset Retirement Obligations (CICA 3110). The standard requires liability recognition for long-lived asset retirement obligations such as our wellsites and associated facilities. Initial measurement of the liabilities is their fair values, which is based on their discounted future values. These fair values are capitalized as part of the cost of the related assets and depleted to expense on the unit-of-production method. The liabilities accrete until we expect to settle the obligations. This differs from our prior practice, which involved accruing for the estimated removal and site restoration liability through charges to net earnings over the estimated life of reserves. We have applied the changes retroactively and restated the prior period for comparative purposes.

7

SECOND QUARTER REPORT AS OF JUNE 30, 2004

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Interim Report constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. Additionally, forward-looking statements may be made orally or in press releases, conferences, reports, on our worldwide website or otherwise, in the future, by or on behalf of us. Such statements are generally identifiable by the terminology used such as "plans", "expects, "estimates", "budgets", "intends", anticipates", "believes", "projects", "indicates", "targets", "objective", "could", "may" or other similar words.

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors that may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for natural gas, natural gas liquids and crude oil products; the ability to produce and transport natural gas, natural gas liquids and crude oil; the results of exploration and development drilling and related activities; economic conditions in the countries and provinces in which we carry on business, especially economic slowdown; actions by governmental authorities including increases in taxes, changes in environmental and other regulations, and renegotiations of contracts; political uncertainty, including actions by insurgent groups or other conflict and the negotiation and closing of material contracts. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors; our course of action would depend upon our assessment of the future considering all information then available. In that regard, any statements as to future natural gas, natural gas liquids or crude oil production levels; capital expenditures; the allocation of capital expenditures to exploration and development activities; sources of funding for our capital program; drilling of new wells; demand for natural gas, natural gas liquids and crude oil products; expenditures and allowances relating to environmental matters; dates by which certain areas will be developed or will come on-stream; expected finding and development costs; future production rates; ultimate recoverability of reserves; dates by which transactions are expected to close; cash flows; uses of cash flows; collectibility of receivables; availability of trade credit; expected operating costs; expenditures and allowances relating to environmental matters; debt levels; and changes in any of the foregoing are forward-looking statements, and there can be no assurance that the expectations conveyed by such forward-looking statements will, in fact, be realized.

Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity, achievements or financial condition.

We wish to caution readers not to place undue reliance on any forward-looking statement and to recognize that the statements are predictions of future results, which may not occur as anticipated. Actual results could differ materially from those anticipated in the forward-looking statements and from historical results, due to the risks and uncertainties described above, as well as others not now anticipated. The foregoing statements are not exclusive and further information concerning us, including factors that potentially could materially affect our financial results, may emerge from time to time. We assume no obligation to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

BALANCE SHEETS
(In Canadian dollars)

	June 30	December 31
	2004	2003
	$	$
	(unaudited)

ASSETS
Current
Accounts receivable	3,291,419	6,962,387
Income taxes receivable	61,627	–
Prepaid expenses	632,636	356,449
Total current assets	3,985,682	7,318,836
Natural gas and oil interests	64,189,275	57,083,789
Capital assets	375,859	365,561
	68,550,816	64,768,186
LIABILITIES & SHAREHOLDERS' EQUITY
Current
Bank indebtedness	1,157,184	1,386,238
Operating loan	8,675,000	13,250,000
Accounts payable and accrued liabilities	9,052,853	11,335,946
Income taxes payable	–	659,519
Total current liabilities	18,885,037	26,631,703
Asset retirement obligations	1,713,687	1,587,733
Future income tax liability	5,029,547	5,617,723
Total liabilities	25,628,271	33,837,159
Share capital	39,846,657	27,747,487
Contributed surplus [note 2]	625,963	358,229
Retained earnings	2,449,925	2,825,311
Total shareholders' equity	42,922,545	30,931,027
	68,550,816	64,768,186

Wayne Babcock	Donald Umbach
Director	Director

Notice to Reader

The accompanying financial statements of Dynamic Oil & Gas, Inc., comprised of the Balance Sheets as at June 30, 2004 and the Interim Statements of Earnings and Cash Flows for the three and six-month periods ended June 30, 2004 and 2003 are the responsibility of the Company's management. These financial statements have not been reviewed by the independent external auditors of the Company.

8

DYNAMIC OIL & GAS, INC.

STATEMENTS OF OPERATIONS AND DEFICIT
(In Canadian dollars)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30 2004	June 30 2003	June 30 2004	June 30 2003
	$	$	$	$
		(restated –		(restated –
		Note 2)		Note 2)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUE
Natural gas, liquids
and oil sales	10,320,100	10,923,640	21,295,178	25,232,049
Royalties	(2,346,072)	(3,622,874)	(4,818,977)	(7,455,688)
Production costs	(2,162,046)	(1,600,764)	(3,975,064)	(3,197,332)
	5,811,982	5,700,002	12,501,137	14,579,029
Provincial royalty credits	24,811	152,972	80,118	416,965
	5,836,793	5,852,974	12,581,255	14,995,994
EXPENSES
General and
administrative	1,111,147	1,100,289	1,968,464	1,830,301
Interest expense – net	127,803	210,494	306,606	349,649
Accretion of asset
retirement obligation
[note 2]	26,367	23,461	52,297	46,922
	1,265,317	1,334,244	2,327,367	2,226,872
Earnings from operations
before the following:	4,571,476	4,518,730	10,253,888	12,769,122
Amortization and
depletion	2,811,594	1,889,742	5,852,019	4,074,852
Exploration expenses	935,052	848,100	5,150,516	1,745,387
Earnings (loss)
before taxes	824,830	1,780,888	(748,647)	6,948,883
Income tax expense
(recovery)
– Current	(51,730)	(671,482)	(51,730)	1,012,292
– Future	463,598	1,303,041	(321,531)	1,394,049
Net earnings (loss)	412,962	1,149,329	(375,386)	4,542,542
Retained earnings
(deficit), beginning
of period	2,036,963	(2,475,932)	2,825,311	(2,475,932)
Retained earnings
(deficit), end of
period	2,449,925	(1,326,603)	2,449,925	2,066,610
Net earnings (loss) per share
basic	0.02	0.05	(0.02)	0.20
diluted	0.02	0.05	(0.02)	0.19

STATEMENTS OF CASH FLOWS
(In Canadian dollars)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30 2004	June 30 2003	June 30 2004	June 30 2003
	$	$	$	$
		(restated –		(restated –
		Note 2)		Note 2)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
OPERATING ACTIVITIES
Net earnings (loss)	412,962	1,149,329	(375,386)	4,542,542
Add (deduct) items not
involving cash:
Accretion of asset
retirement
obligation [note 2]	26,367	23,461	52,297	46,922
Amortization and
depletion	2,811,594	1,889,742	5,852,019	4,074,852
Stock-based
compensation	227,567	220,190	267,734	221,679
Future income tax
expense (recovery)	463,598	1,303,041	(321,531)	1,394,049
Exploration expenses	935,052	848,100	5,150,516	1,745,387
	4,877,140	5,433,863	10,625,649	12,025,431
Changes in non-cash
working capital
affecting operating
activities	(228,143)	(322,066)	(6,361,400)	(1,363,856)
Cash provided by
operating activities	4,648,997	5,111,797	4,264,249	10,661,575
FINANCING ACTIVITIES
Bank indebtedness	132,436	1,239,558	(229,054)	175,273
Operating loan	(6,875,000)	750,000	(4,575,000)	3,200,000
Shares issued for cash	11,804,991	1,291,243	11,832,524	1,488,498
Cash provided by
financing activities	5,062,427	3,280,801	7,028,470	4,863,771
INVESTING ACTIVITIES
Purchase of capital
assets	(56,213)	(100,467)	(71,312)	(126,865)
Natural gas and
oil interests	(4,428,986)	(5,489,833)	(12,822,833)	(10,725,627)
Exploration expenses	(935,052)	(848,100)	(5,150,516)	(1,745,387)
Changes in non-cash
working capital
affecting investing
activities	(4,291,173)	(1,954,198)	6,751,942	(2,927,467)
Cash used in
investing activities	(9,711,424)	(8,392,598)	(11,292,719)	(15,525,346)
Change in cash and cash
equivalents	–	–	–	–
Cash and cash equivalents,
beginning of period	–	–	–	–
Cash and cash equivalents,
end of period	–	–	–	–
Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest	133,952	195,824	310,394	344,453
Income taxes	602,805	134,147	669,416	201,147

9

SECOND QUARTER REPORT AS OF JUNE 30, 2004

Notes to Unaudited Financial Statements

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

The accompanying interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and accordingly do not include all disclosures required for annual financial statements.

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Financial Statements, and revenues and expenses during the reporting period. Such estimates primarily involve sales volumes, commodity prices, royalties, production costs, certain general and administrative expenses, depletion and accretion expense. Changes in facts and circumstances may result in revised estimates, and actual results may differ from these estimates. In the opinion of management, all estimates and accruals necessary for a fair presentation have been considered and included. Operating results for the three and six-month periods ended June 30, 2004 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2004.

These statements should be read in conjunction with the audited Balance Sheet as at December 31, 2003 and Statement of Operations and Retained Earnings, and Statement of Cash Flows and the notes thereto for the fiscal year ended December 31, 2003, such financial statements having been filed with the Securities Commissions. These financial statements reflect the same significant accounting policies as those described in the notes to the Company's Fiscal 2003 financial statements.

Note 2. Change in Accounting Policies

[a] Stock-Based Compensation

At December 31, 2003, the Company adopted the amended standard of accounting for stock-based compensation as required by CICA Handbook section 3870, "Stock-based compensation and other stock-based payments" (CICA 3870). The amended standard has an expanded requirement to apply the fair-value based method of accounting for all stock-based payments, direct awards of stock and awards that call for settlement in cash and other assets.

Under the fair-value based method, compensation costs attributable to all share options are measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. Pursuant to the transition rules related to the amended standard, the expense recognized relates to all stock options granted during the year ended December 31, 2003. Accordingly, for comparative reporting purposes, the three and six-month periods ended June 30, 2003 have been retroactively restated, resulting in decreases to net earnings by $220,190 and $221,679, respectively.

Correspondingly, increases to contributed surplus were retroactively recorded.

For stock options granted prior to January 1, 2003, the Company has disclosed the required pro-forma effect on net earnings and net earnings per share as if the fair-value method of accounting as prescribed in CICA 3870 had been applied.

[b] Asset Retirement Obligations

At December 31, 2003, the Company retroactively adopted the new standard of accounting for asset retirement obligations as required by CICA Handbook 3110, Asset Retirement Obligations (CICA 3110). The standard requires liability recognition for retirement obligations associated with tangibles assets, such as our wellsites and associated facilities. Initial measurement of the liabilities is their fair values, which is based on their discounted future values. These fair values are capitalized as part of the cost of the related assets and depleted to expense on the unit-of-production method. The liabilities accrete until the Company expects to settle the obligations

This differs from the prior practice, which involved accruing for the estimated removal and site restoration liability through charges to net earnings over the estimated life of reserves.

The Company has applied the changes retroactively and prior periods have been restated for comparative purposes.

Note 3. Common Share Capital

a) Issued and Outstanding Shares

The following table sets forth the issued and outstanding common shares.

For the Six Months
Ended June 30		2004		2003
	#	$	#	$
Outstanding, beginning
of period	22,194,778	27,747,487	20,272,530	20,720,629
Shares issued on the
exercise of stock options
during the quarter ended:
- March 31	12,533	27,533	113,666	197,255
- June 30	71,667	139,917	744,916	1,291,243
Shares issued under
flow-through
agreements (1)	2,000,000	10,741,417	-	-
Shares issued on
private placements (1)	280,000	1,190,303	-	-
Exercisable,
end of period	24,558,978	39,846,657	21,131,112	22,209,127

(1)
On April 30, 2004, we entered into a bought-deal financing agreement with both Octagon Capital Corporation as lead underwriter and Raymond James Ltd. Pursuant to the terms of the agreement, we agreed to issue, by way of private placement, 2,000,000 flow-through shares at $5.60 per share on a firm- underwriting basis. As well, we agreed to issue 280,000 common shares at $4.55 per share. In connection with the flow-through share portion of the financing, share capital includes proceeds of $11,200,000 less fees and expenses of $725,228, plus related future income taxes of $266,645 which require recognition in accordance with current accounting rules under CICA Handbook section 3465. In connection with the non-flow-through portion of the financing, share capital includes proceeds of $1,274,000 less fees and expenses of $83,697.

Gross proceeds from the flow-through shares will be used to incur qualifying Canadian Exploration Expense ("CEE") as defined in the Income Tax Act (Canada) and the Company will renounce, for the 2004 taxation year, such CEE in favour of the original holders of the flow-through shares in an amount equal to the issue price for each flow-through share.

The common shares offered are not and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

10

DYNAMIC OIL & GAS, INC.

b) Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share.

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30 2004	June 30 2003	June 30 2004	June 30 2003
$ unless otherwise stated
Numerator:
Net earnings (loss)
per period	412,962	1,149,329	(375,386)	4,542,542
Denominator:
Weighted average
number of
common shares
outstanding (#)	23,279,033	21,053,181	22,741,309	20,686,282
Effect of dilutive
stock options	567,612	552,329	588,840	507,715
Basic earnings (loss)
per share	0.02	0.05	(0.02)	0.22
Diluted earnings (loss)
per share	0.02	0.05	(0.02)	0.21

c) Options Outstanding

The following table summarizes the status of the Company's stock option plan for the periods presented.

	Six Months Ended June 30		Six Months Ended June 30
	2004	2003	2004	2003
	Number of Shares		Weighted Average
			Option Price
	#	$	#	$
Outstanding, beginning
of period	1,615,834	2,077,750	2.61	1.83
Granted during
quarter ended:
– March 31	–	30,000	–	3.80
– June 30	110,000	122,500	4.48	4.52
Exercised during
quarter ended:
– March 31	(12,533)	(113,666)	2.20	1.74
– June 30	(71,667)	(744,916)	1.99	1.73
Forfeited during
quarter ended:
– March 31	(8,667)	(3,334)	2.65	1.75
– June 30	(39,667)	(5,000)	3.07	2.46
Outstanding,
end of period	1,593,300	1,363,334	2.76	2.19
Options exercisable
at June 30, 2004	1,226,967	1,064,667	2.55	2.24

Options outstanding as at June 30, 2004 had expiry dates ranging from January 23, 2005 to April 29, 2013, with exercise prices ranging from $1.45 to $5.43 per share.

Note 4. Pro-Forma Net Earnings

(Fair-Value Based Method of Accounting for Stock Options)

Stock options granted to directors and employees prior to January 1, 2003 were accounted for using the intrinsic-value based method. During the six-month periods ended June 30, 2004 and 2003, the Company used the fair-value based method of accounting for stock options granted to directors, employees and non-employees, resulting in a decrease to net earnings and a corresponding increase to contributed surplus of $267,734 and $221,679, respectively [for the three-month periods ended June 30, 2004 and 2003 – $227,567 and $220,190, respectively].

The following table shows pro-forma net earnings and net earnings per common share had the Company applied the fair-value based method of accounting for all stock options outstanding:

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30 2004	June 30 2003	June 30 2004	June 30 2003
	$	$	$	$
Net earnings (loss):
As reported	412,962	1,149,329	(375,386)	4,542,542
Pro forma	387,789	1,124,156	(425,732)	4,492,196
Basic earnings (loss) per common share:
As reported	0.02	0.05	(0.02)	0.22
Pro forma	0.02	0.05	(0.02)	0.22
Diluted earnings (loss) per common share
As reported	0.02	0.05	(0.02)	0.21
Pro forma	0.02	0.05	(0.02)	0.21

The fair values of the stock option grants were estimated based on the dates of grant using the Black-Scholes option-pricing model with the following assumptions:

	For stock options
	granted during
	2004	2003
Risk-free average interest rate	4%	4%
Dividend yield	0%	0%
Estimated volatility	51%	51%
Estimated life (years)	3	3

11

Corporate Information

Directors		Solicitors

Wayne J. Babcock	John A. Greig	Irwin, White & Jennings Vancouver, British Columbia
David J. Jennings	John Lagadin	Perkins Coie LLP Santa Monica, California
Jonathan A. Rubenstein	William B. Thompson
Donald K. Umbach		Auditors

Ernst & Young LLP Vancouver, British Columbia
Officers
Bankers
Wayne J. Babcock, President & Chief Executive Officer
Donald K. Umbach, Vice President & Chief Operating Officer		National Bank of Canada Calgary, Alberta
David G. Grohs, Vice President, Production
Registrar and Transfer Agent
Michael A. Bardell, Chief Financial Officer & Corporate Secretary
CIBC Mellon Trust Company Vancouver, British Columbia
Head Office
Trading Symbols
Suite 230 – 10991 Shellbridge Way
Richmond, British Columbia Canada V6X 3C6		TSX : DOL NASDAQ : DYOLF
Tel: 604-214-0550 Toll free: 1-800-663-8072
Fax: 604-214-0551 E-mail: infodynamic@dynamicoil.com		Regulatory filings website:
Website: www.dynamicoil.com		Canadian: www.sedar.com
US: www.sec.gov/edgar